Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

December 6, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account R
      The Lincoln National Life Insurance Company
File No: 333-281743; 811-08579; CIK: 0001051932
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® SVUL/Lincoln AssetEdge® SVUL-No Indexed Accounts

Dear Mr. Zapata:

This letter is in response to the comments received by telephone December 5, 2024.

1.	General comment – Please confirm whether the terms of the policy can vary by distributor. If so, please disclose all intermediary specific variations in an Appendix to the prospectus.

Response:    The terms of the policy do not vary by distributor.  The same underlying policy is used for all intermediaries.

Corresponding changes will be applied to the Lincoln AssetEdge®  SVUL-No Indexed Accounts and the ISP of the registration statement, as applicable.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas